September 16, 2022

VIA EDGAR

Mr. Patrick Kuhn

Mr. Abe Friedman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Sprouts Farmers Market, Inc.
Form 10-K for Fiscal Year Ended January 2, 2022
Filed February 24, 2022
Form 10-Q for Quarterly Period Ended July 3, 2022
Filed August 3, 2022
File No. 001-36029

Dear Mr. Kuhn and Mr. Friedman:

We submit this letter in response to your letter to Sprouts Farmers Market, Inc. (the “Company”) dated September 7, 2022 regarding the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to its review of the above-referenced filings of the Company. For your convenience, we have reproduced the Staff’s comment in italics below and follow such comment with the Company’s response.

Form 10-Q for Quarterly Period Ended July 3, 2022

Item 2. Management’s Discussion and Analysis

Results of Operations, page 25

1.
To the extent inflation impacted your period over period results, please revise to describe and quantify, to the extent practicable, the specific impacts and offsetting factors. In this regard, we note from your Q1 2022 and Q2 2022 earnings calls, discussions pertaining to declining units per basket and increased pricing due to inflation. Additionally, when discussing your financial condition and changes in working capital, please explain any material changes due to inflationary impacts, such as rising costs per unit. Refer to Item 303(c) of Regulation S-K.

Company Response: The Company respectfully notes for the Staff that a discussion of the impacts of inflation on the Company’s business was included in the above referenced Form 10-Q in Management’s Discussion and Analysis. While the Company believes this disclosure is consistent with the requirements of Item 303(c) of Regulation S-K, the Company acknowledges the Staff's comment and intends to include additional qualitative disclosure respecting the impacts of inflation in its Management's Discussion and Analysis in future filings as discussed below.

As the Staff’s Comment notes, the Company disclosed on earnings calls that we “continue to pass through the increased product cost to retail pricing,” and that “customers continue to put … fewer items in their basket.” However, the Company believes it is not practicable to quantify the impact of inflation on its period over period results as there are many factors, including macro-economic factors, that impact consumer shopping behavior and items in a grocery basket. This too was disclosed on its earnings calls when the Company noted that “we can speculate a variety of reasons as to why the fewer units – rising gas and utility prices of late, [or moving] precious discretionary dollars to more experiential offerings such as travel or restaurants….” Additionally, the Company notes that it carries 25,000+ items, more than 20% of which are changed on an annual basis, making quantifying period-over-period inflationary impacts on basket comparisons impracticable. The Company will include in future filings, as applicable, qualitative disclosure relating to inflation in its period over period discussions of line items such as net sales, cost of sales, and those line items that comprise working capital.

Finally, the Company notes that as stated on page 36 of the referenced Form 10-Q, the Company does not expect the effect of inflation or deflation to have a material impact on the Company’s ability to execute its long-term business strategy.

Please contact the undersigned at 602.648.2642 or Brandon Lombardi, Chief Legal Officer of the Company at 602.682.1417, with any questions regarding the foregoing.

Very truly yours,

/s/ Lawrence P. Molloy

Lawrence P. Molloy

Chief Financial Officer

Sprouts Farmers Market, Inc.